UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2017

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

7 Times Square
37TH Floor
New York NY 10036
212 488 4974
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 9, 2017, Mr. Jianming Hao resigned from his position as President of Wins Finance Holdings Inc. (the “Company”). Mr. Hao indicated that his resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated May 15, 2017

WINS FINANCE HOLDINGS INC.

By:/s/ Renhui Mu

Name: Renhui Mu

Title: Chairman